UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 6, 2020

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Publication of Proof of Transfer Mining Whitepaper

On February 6, 2020, Blockstack PBC (the “Company”) issued a whitepaper entitled PoX: Proof of Transfer Mining with Bitcoin in which it presents a potential new mining mechanism called proof-of-transfer. This mining mechanism is a proposal, and is not currently in use by Company, and the Company may or may not choose to use this mining mechanism in the future.

While existing consensus algorithms secure a public blockchain by converting electricity and computing power into newly minted tokens (proof-of-work), staking a base cryptocurrency (proof-of-stake), or destroying a base cryptocurrency (proof-of-burn), in proof-of-transfer, miners transfer a base cryptocurrency as a reward to owners of the new cryptocurrency. The whitepaper proposes a potential application of proof-of-transfer mining to the Stacks blockchain where miners, instead of burning bitcoin, would transfer bitcoin to owners of Stacks tokens who are adding value to the network in order for miners to receive newly-minted Stacks tokens. The whitepaper also describes areas of ongoing and future researching with respect to proof-of-transfer mining, and its potential application to new blockchains such as the Stacks blockchain.

The foregoing description of the PoX: Proof of Transfer Mining with Bitcoin whitepaper is only a summary of its content and does not purport to be complete. A copy of the whitepaper is attached hereto as Exhibit 15.1 and is incorporated herein by reference.

Forward-looking statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for the consensus mechanisms for the Stacks blockchain. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the SEC, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: February 6, 2020

EXHIBITS

Index to Exhibits

Exhibit No.	Description
15.1	Whitepaper titled PoX: Proof of Transfer Mining with Bitcoin, issued February 6, 2020